# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPEXI, INC., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Class A
Address of issuer's principal executive offices: 3030 ROCKY POINT DRIVE, SUITE 420, TAMPA, Florida (FL), 33607
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004325
Filed by CIK 0001794543

## Reporting persons
- Kathmere Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 0; sole dispositive power 417,983; shared dispositive power 0; aggregate amount beneficially owned 417,983 (0.07% of the class)

## Item 1. Issuer
Name of issuer: UPEXI, INC.
Address of issuer's principal executive offices:
3030 ROCKY POINT DRIVE, SUITE 420, TAMPA, FLORIDA
33607

## Item 2. Person Filing
Name of person filing: Kathmere Capital Management, LLC
Address of principal business office or, if none, residence:
435 DEVON PARK DRIVE
SUITE 715
WAYNE, Pennsylvania
19087
Citizenship: Kathmere Capital Management, LLC - PENNSYLVANIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 417,983
Percent of class: 0.07
Sole power to vote or to direct the vote: Kathmere Capital Management, LLC - 0
Shared power to vote or to direct the vote: Kathmere Capital Management, LLC - 0
Sole power to dispose or to direct the disposition: Kathmere Capital Management, LLC - 417,983
Shared power to dispose or to direct the disposition: Kathmere Capital Management, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kathmere Capital Management, LLC: Amy King, COO/CCO (02/10/2026)